Luis Carrillo, Esq.* Direct Dial: (619) 399-3102 CA Bar Number: 237540 *Also admitted in NY & NJ luis@steadylaw.com

March 22, 2007

Mr. Karl Hiller
Ms. Jennifer Gallagher
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Chameleon Gems Inc. Amendment #1 to the Registration Statement on Form SB-1 Filed February 28, 2007. File No.333-140055

In response to your letter dated March 13, 2007, Chameleon Gems Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

General

1. Mr. John Briner has had no involvement in the operations of Chameleon Gems at any point in the Company’s history. Although the purchase invoice we provided with our initial registration statement did identify John Briner as a party to a failed transaction between Red Jasper Resources Inc. and Jim Laird for the Red Streak Property, we note that the Red Streak Property was ultimately purchased by Chameleon Gems. A submission error on our part resulted in this invoice being submitted with our initial registration statement instead of the correct agreement between Chameleon Gems and Jim Laird. In response to your comment, we have submitted an executed copy of the agreement between Chameleon Gems and Jim Laird for the purchase of the Red Streak Property with this amendment.

Directors, Executive Officers and Significant Employees, page 26.

2. We have revised our disclosure under this heading to describe Mr. John Briner’s business affiliation with Ms. Esther Briner.

Exhibit 10.1

3 We have provided an executed copy of the agreement between Chameleon Gems and Jim Laird.

Financial Statements

Note 1 - Organization and Description of Business. Page 37

4. We have revised our disclosure under this heading and elsewhere to eliminate any suggestion that we are other than an exploration company. We have eliminated the words “development” and “production” in reference to the Company’s operations.

Note 2 - Summary of Significant Accounting Policies, page 37

d. Foreign currency Translation, page 37

5. We have revised our disclosure to eliminate disclosure describing the accounting for translating foreign financial statements. The Company does not have transactions or accounts in currencies other than the US dollar.

Mineral Property, page 38

6. We have revised our disclosure to replace references to SFAS 89 with reference to Industry Guide 7, where appropriate. Further, we have revised our disclosure to state that the costs we incur prior to establishing proven and probable reserves will be expensed as exploration costs and not capitalized. The Company has not incurred developmental costs as defined by Industry Guide 7.

f. Income, page 40

7. We have revised our disclosure to replace references to SFAS 121 with SFAS 144, under this heading and where appropriate.

If you have any questions or concerns, please feel free to contact us anytime.

By:	/s/ LUIS CARRILLO
Luis Carrillo, Esq.